Exhibit 99.1

GDS Holdings Limited Announces Results of Annual General Meeting of Shareholders

Shanghai, China, August 16, 2017 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced that it held its 2017 Annual General Meeting of Shareholders (“2017 AGM”) on August 16, 2017.  Each of the ordinary resolutions submitted for shareholder approval at the 2017 AGM has been approved.

Specifically, the shareholders of the Company passed ordinary resolutions approving:

1.  Re-election of Mr. Erik Siao as a director of the Company.

2.  Re-election of Mr. Satoshi Okada as a director of the Company.

3.  Re-election of Mr. Chang Sun as a director of the Company.

4. Confirmation of the appointment of KPMG Huazhen LLP as independent auditor of the Company for the fiscal year ending December 31, 2017.

5.  Authorization of each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and Cloud neutral, which enables customers to connect to all major PRC telecommunications carriers, and to access a number of the largest Cloud service providers, whom GDS hosts in its facilities. The Company offers colocation and managed services, including a unique and innovative managed Cloud value proposition. The Company has a 16-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of top tier Cloud service providers and Internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 5119-6989

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 5730-6200

Email: GDS@tpg-ir.com

Alan Wang

Phone: +1 (212) 481-2050 ext. 401

Email: GDS@tpg-ir.com